UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-19357

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

(Full title of the plan)

MONRO MUFFLER BRAKE, INC.

200 HOLLEDER PARKWAY

ROCHESTER, NY 14615

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Plan Benefits as of March 31, 2014 and 2013	4

Statement of Changes in Net Assets Available for Plan Benefits for the year ended March 31, 2014	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule of Assets (Held at End of Year) (Schedule H, Part IV(i)) – March 31, 2014	13

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	14

Exhibit Index	15

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monro Muffler Brake, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2014 and 2013, and the changes in net assets available for plan benefits for the year ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets Held as of March 31, 2014 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statement for the year ended March 31, 2014 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick, CPAs, PC
Buffalo, New York September 26, 2014

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	March 31,
	2014	2013

Assets
Investments at market value:
Cash and cash equivalents	$1,395,884	$1,363,422
Shares of registered investment companies	39,621,178	34,458,532
Employer securities	2,983,453	2,247,599

Total investments at market value	44,000,515	38,069,553

Receivables:
Employer’s contributions	638,362	589,877
Participants’ contributions	5,095	95,183
Notes receivable from participants	1,530,011	1,683,667

Total receivables	2,173,468	2,368,727

Total assets	46,173,983	40,438,280

Liabilities

Accrued expenses	273,068	238,166

Net assets available for plan benefits	$45,900,915	$40,200,114

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended March 31, 2014

Additions to net assets attributed to:

Contributions:
Employer	$638,409
Participant	2,370,381
Rollover	489,134

Total contributions	3,497,924

Investment income:
Net appreciation in fair value of investments:
Shares of registered investment companies	4,317,878
Employer securities	904,006

5,221,884
Dividend income	564,044
Interest income	65,343

Total investment income	5,851,271

Total additions	9,349,195

Deductions from net assets attributed to:

Benefits paid to participants	3,578,786
Administrative expenses	69,608

Total deductions	3,648,394

Increase in net assets available for plan benefits	5,700,801

Net assets available for plan benefits:

Beginning of year	40,200,114

End of year	$45,900,915

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro Muffler Brake, Inc. (the employer and Plan sponsor) (the “Company” or “Monro”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

The Plan has been restated in order to comply with various legislative amendments. The legal effective date of the most recent restatement is April 1, 2013.

Participation

Full-time, permanent employees of Monro Muffler Brake, Inc. are eligible to become participants of the Plan on the first of the month following the completion of 90 days of service. To participate, an employee must be 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 1% to 30% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

Participants’ contributions may be matched (“401(k) Matching Contributions”) by the Company in an amount determined by the Board of Directors of the Company. The Board has decided to match the amount of $.50 for every dollar contributed up to 4% of the participant’s pre-tax compensation for the year ended March 31, 2014 and 2013.

Participants must complete 1,000 hours of service and be employed at the end of the Plan year in which they have made contributions in order to be eligible to receive the employer match.

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors. For the years ended March 31, 2014 and 2013, the Company did not make a “Profit Sharing Contribution.”

Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s profit sharing contribution, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce company contributions and to pay administrative expenses amounted to approximately $72,000 and $29,000 for the years ended March 31, 2014 and 2013, respectively. At March 31, 2014 and 2013, remaining forfeitures available to offset future contributions and to pay administrative expenses were approximately $111,000 and $101,000, respectively.

Notes Receivable from Participants

Participants may borrow from their 401(k) and profit sharing fund accounts in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Notes receivable terms range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Notes receivable of approximately $609,000 and $1,074,000 were granted during the years ended March 31, 2014 and 2013, respectively. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are charged directly to the participants’ account when they are incurred. No allowance for credit losses has been recorded as of March 31, 2014 or 2013. Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

A participant may commence payment of benefits upon termination of employment, attainment of age 59 1/2, or becoming disabled. A participant may elect to receive plan benefits in the form of a lump-sum distribution or installment payments over time.

Administration

The Monro Muffler Brake, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. The trustee and custodian of the Plan’s assets is State Street Bank and Trust Company. The investment manager of the Plan is Transamerica Retirement Solutions.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Administrative Expenses

Plan expenses are primarily paid by the Plan. Expenses related to the administration of notes receivable from participants are charged directly to the participants’ account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

Plan assets are reported at fair market value measured by quoted prices or at the original principal amount plus interest earned to date. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The net asset value is the closing price reported on the active market on which the securities are traded. Employer securities are valued based upon quoted market prices on the active market on which the individual securities are traded. Cash and cash equivalents are primarily composed of money market funds. These are valued at amortized cost.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes to methodologies used at March 31, 2014 and 2013.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Benefit Payments

Benefits are recorded when paid.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s financial statements.

NOTE 3 - INVESTMENTS:

The following table presents individual investments that represent five percent or more of the Plan’s net assets available for benefits:

	March 31,
	2014		2013
Intermediate Horizon SAF *	$7,282,131		$6,158,820
Long Horizon SAF *	6,891,260		5,832,316
Intermediate/Long Horizon SAF *	4,244,592		3,687,567
Stock Index Fund	3,771,209		3,181,841
Small CAP Value A	3,278,076		2,649,550
Monro Stock Fund	2,983,453		2,247,599
Large Growth Fund	2,326,521		1,748,812	**
International Value R3	2,257,350	**	2,083,008

*	SAF – Strategic Allocation Fund
**	Amount is not five percent or more of Plan’s net assets at March 31, 2014 and 2013. Disclosed for comparative purposes only.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS:

Plan investments are shares of registered investment companies managed by Transamerica Retirement Solutions (Transamerica). Transamerica is the third party administrator and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for professional expenses amounted to $69,608 and $46,633 for the years ended March 31, 2014 and 2013, respectively. The Plan also invests in Monro Muffler Brake, Inc. Stock Fund. Monro is the plan sponsor, and therefore, these transactions qualify as party-in-interest. Investment income (loss) from investments sponsored by Monro amounted to $904,006 and ($100,874) for the years ended March 31, 2014 and 2013, respectively. Stock administration and other fees incurred by the Plan are paid through revenue sharing rather than a direct payment and were $26,932 and $12,292, for the years ended March 31, 2014 and 2013, respectively. Investment gain from investments sponsored by Transamerica and notes receivable amounted to $3,630,664 and $1,996,019 for the years ended March 31, 2014 and 2013, respectively.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - FEDERAL INCOME TAX STATUS:

The Plan was most recently restated effective April 1, 2013. The Plan administrator has obtained a favorable determination letter on this restatement dated September 12, 2013 from the Internal Revenue Service. The Plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Additionally, Generally Accepted Accounting Principles requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The administrator believes the Plan is no longer subject to income tax examinations for years ended prior to March 31, 2011.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the Plan’s financial instruments measured at fair value as of March 31, 2014 and 2013.

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Financial Assets
Cash and cash equivalents	$1,395,884	$—	$1,395,884	$—
Shares of registered investment companies:
Bonds	4,141,001	4,141,001	—	—
Stocks	22,877,060	22,877,060	—	—
Multi-Asset/Other	12,603,117	12,603,117	—	—

Total shares of registered investment companies	39,621,178	39,621,178
Employer securities	2,983,453	2,983,453	—	—

Total	$44,000,515	$42,604,631	$1,395,884	$—

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$1,363,422	$—	$1,363,422	$—
Shares of registered investment companies:
Bonds	3,357,428	3,357,428	—	—
Stocks	13,235,294	13,235,294	—	—
Multi-Asset/Other	17,865,810	17,865,810	—	—

Total shares of registered investment companies	34,458,532	34,458,532
Employer securities	2,247,599	2,247,599	—	—

Total	$38,069,553	$36,706,131	$1,363,422	$—

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

	March 31,
	2014	2013
Net assets available for plan benefits per the financial statements	$45,900,915	$40,200,114
Differences in:
Investments	1,530,011	1,683,667
Notes receivable from participants	(1,530,011)	(1,683,667)

Net assets available for plan benefits per the Form 5500	$45,900,915	$40,200,114

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

Form 5500, Schedule H, Part IV, Question 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

March 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Fair Market Value

*	State Street Bank & Trust Company	Cash Reserve Account	$111,441

*	Transamerica Partners Fund Group	Money Market Fund	1,284,443

*	Transamerica Partners Fund Group	High Quality Bond Fund	1,155,477

*	Transamerica Partners Fund Group	Core Bond Fund	1,896,219

*	Transamerica Partners Fund Group	Stock Index Fund	3,771,209

*	Transamerica Partners Fund Group	Large Growth Fund	2,326,521

*	Transamerica Asset Allocation Fund Group	Long Horizon SAF	6,891,260

*	Transamerica Asset Allocation Fund Group	Intermediate/Long Horizon SAF	4,244,592

*	Transamerica Asset Allocation Fund Group	Intermediate Horizon SAF	7,282,131

*	Transamerica Asset Allocation Fund Group	Short Horizon SAF	1,089,305

*	Transamerica Asset Allocation Fund Group	Short/Intermediate SAF	1,076,396

	American Funds	Fundamental Invs R3	2,090,390

	BlackRock	Equity Dividend A	2,262,252

	Keeley	Small CAP Value A	3,278,076

	Thornburg	International Value R3	2,257,350

*	Monro Muffler Brake, Inc.	Monro Stock Fund	2,983,453

*	Monro Muffler Brake, Inc. Profit Sharing Plan	Notes Receivable from Participants (Interest rates of 4.25% )	1,530,011

			$45,530,526

*	Denotes a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro Muffler Brake, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro Muffler Brake, Inc.

AS ADMINISTRATOR OF

Monro Muffler Brake, Inc.

Profit Sharing Plan

DATE: September 26, 2014	By	/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick, CPAs, PC, dated September 26, 2014.